

Jochem de Klerk · 3rd

Co-Founder at Calltheone.com

Tilburg Area, Netherlands · 158 connections · **Contact info**

mindd.eu

Hogeschool Holland

Experience

Hands-on Art Director
mindd.eu



Co-Founder
Calltheone.com · Full-time
Jan 2018 – Present · 2 yrs 7 mos
Tilburg Area, Netherlands

Graphic, Motion & Interaction Designer
jochem.dk
Jan 2013 – Jan 2018 · 5 yrs 1 mo



Art Director / Sr. Designer
Quince
Jun 1995 – Dec 2012 · 17 yrs 7 mos

Education

Hogeschool Holland
Bachelor of Arts (BA), Corporate Identity

Skills & Endorsements

Art Direction · 14

 Endorsed by **2 of Jochem's colleagues at Calltheone.com**

Concept Development · 12

 Endorsed by **2 of Jochem's colleagues at Calltheone.com**

User Interface Design · 10

 Endorsed by **2 of Jochem's colleagues at Calltheone.com**

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